UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

JOUNCE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CONCENTRA MERGER SUB, INC.

(Name of Filing Persons (Co-Offeror 1))

CONCENTRA BIOSCIENCES, LLC

(Name of Filing Persons (Parent of Co-Offeror 1))

TANG CAPITAL PARTNERS, LP

(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Co-Offeror 3))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

481116101

(CUSIP Number of Class of Securities)

Kevin Tang

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210, San Diego, California 92121

Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

James J. Moloney

Gibson, Dunn & Crutcher LLP

555 Mission Street, 30th Floor

San Francisco, California 94105

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2023, as amended by Amendment No. 1 thereto filed with the SEC on April 25, 2023 ( the “Schedule TO”), by Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”). This Schedule TO relates to the offer (the “Offer”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Jounce Therapeutics, Inc., a Delaware corporation (“Jounce”), at a price of $1.85 in cash per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated April 25, 2023 (the “Offer to Purchase”), as supplemented by Supplement No. 1 thereto filed with the SEC on April 25, 2023 (“Supplement No. 1”) and Supplement No. 2 thereto filed with the SEC on April 28, 2023 (“Supplement No. 2” and together with Supplement No. 1, the “Supplements”), and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 26, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Jounce, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The obligations of Parent and Purchaser under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership (“TCP”) and sole member of Parent, pursuant to an equity commitment and guarantee letter, dated as of March 26, 2023, subject to the terms and conditions set forth therein (the “Equity Commitment and Guarantee Letter”). Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are identified in this Schedule TO (as reflected above) as co-offerors. As co-offerors, TCP and TCM accept joint responsibility for the accuracy of the disclosures made in this Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment No. 2, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Supplement No. 2 is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase and Supplement No. 2 is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(c) The information set forth in the Offer to Purchase and Supplement No. 2 is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated April 5, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Index No.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Supplement to the Offer to Purchase, dated April 25, 2023.

(a)(1)(F)*	Amended and Restated Offer to Purchase, dated April 25, 2023.

(a)(1)(G)**	Supplement No. 2 to the Offer to Purchase, dated April 28, 2023.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated March 26, 2023, by and among Jounce, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Jounce on March 27, 2023).

(d)(2)*	Mutual Confidentiality Agreement, dated March 15, 2023, by and between Jounce, TCP and Parent.

(d)(3)*	Form of Contingent Value Rights Agreement, by and between Parent, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C of Exhibit 2.1 to Form 8-K filed by Jounce on March 27, 2023).

(d)(4)*	Agreement and Plan of Merger, dated March 26, 2023, by and among Jounce, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Jounce on March 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

CONCENTRA MERGER SUB, INC.

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Name:	Kevin Tang
Title:	Manager

3